Exhibit 99.4

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports third quarter 2019 results

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Record Q3 wireless net additions of 204,067, up 14.8%, combined with ABPU growth of approximately 1% and a reduction in postpaid churn to 1.12%, delivered stronger wireless revenue growth of 3.5% and 7.9% higher adjusted EBITDA

●	293,950 total wireless, retail Internet and IPTV net customer additions, up 8.4%
●	89,883 total retail Internet and IPTV net additions; 50 basis-point improvement in Bell’s leading wireline margin to 44.2%
●	Continued strong Bell Media financial performance with revenue up 2.7% and 24.2% increase in adjusted EBITDA
●	BCE adjusted EBITDA up 5.6% on strong year-over-year growth at all Bell operating segments, driven by 1.8% higher revenue and IFRS 16 impact
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Net earnings grew 6.3% to $922 million; net earnings attributable to common shareholders increased 6.5% to $867 million, or $0.96 per common share, up 6.7%; adjusted net earnings of $820 million generated adjusted EPS of $0.91, down 5.2%

●	Cash flows from operating activities increased 10.5% to $2,258 million; free cash flow up 17.3% to $1,189 million

MONTRÉAL, October 31, 2019 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2019.

“Bell’s commitment to build the advanced fibre and mobile networks that will take Canadian communications into the future continues to deliver strong results for our shareholders, customers and communities today. With exceptional execution by the Bell team in Q3, we achieved industry-leading subscriber growth – including record Q3 net wireless customer additions – improved customer satisfaction and a strong financial performance,” said George Cope, President and Chief Executive Officer of BCE Inc. and Bell Canada. “This includes our 56th consecutive quarter of increased year-over-year adjusted EBITDA and continued strong growth in the free cash flow that fuels our network investment and shareholder value objectives.”

“The unmatched reach, capacity and speed of Bell’s networks, and the service and media innovations they enable, are keeping Bell at the forefront of the dynamic Canadian communications industry. I look forward to working with the next CEO of Bell, our Chief Operating Officer Mirko Bibic, and the national team to build on this momentum and close 2019 with a strong Q4 performance.”

KEY BUSINESS DEVELOPMENTS

Cross-border IoT for Bell business customers

A new LTE-M network roaming agreement with AT&T now enables Bell business customers to access their Internet of Things (IoT) applications throughout the United States. Bell established itself as Canada’s IoT leader with the launch of the country’s first 5G-ready LTE-M network

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supporting a broad range of enterprise IoT functions, including asset tracking, fleet management, smart sensors and Smart City applications.

Bell Media brings HBO Max to Canada

Bell Media has partnered with Warner Bros. International Television Distribution to bring HBO Max programming to Crave and CTV, the first agreement to distribute the highly anticipated new content outside of the United States. CTV’s The Amazing Race Canada was the most watched series of the summer and top Canadian TV series of the 2019/2020 broadcast year. A record 3.4 million viewers tuned into TSN and RDS to watch Bianca Andreescu’s historic win at the US Open, the highest-rated tennis broadcast ever for the sports networks.

TV and Wi-Fi innovation

Bell’s next generation Whole Home Wi-Fi pods now offer customers speeds up to 500 Mbps and larger indoor and outdoor coverage areas with fewer pods. Bell Fibe TV, Satellite TV and Alt TV customers can now pause and rewind live TV on any screen with the latest version of the Fibe app in addition to set-top boxes.

Broadband leadership in Canada’s North

Bell and subsidiary Northwestel have launched high-speed Internet and mobile broadband services in all 25 Nunavut communities. Delivered using the new Tamarmik Nunaliit network and Telesat ka-Band satellite technology that provides up to 20 times more Internet capacity, wireline and fixed wireless data speeds are now up to 6 times faster while mobile broadband data speeds reach up to 100 Mbps.

Martine Turcotte to retire

Martine Turcotte, Bell’s Vice Chair, Québec, will retire in January 2020 after a distinguished 31-year career with the company. Ms. Turcotte was named Chief Legal Officer in 1999, the first woman named to the role and youngest person appointed to the Bell executive team, and has led the company’s business and community presence in Québec since 2011. Bell will appoint a new Vice Chair, Québec in the near future.

George Cope named top CEO

George Cope has been named Corporate Citizen of the Year in the Globe and Mail’s Report on Business CEO of the Year awards while BCE Board member and Air Canada CEO Calin Rovinescu was recognized as Strategist of the Year. The Harvard Business Review named Mr. Cope among the top 100 best-performing CEOs in the world, one of just 6 Canadians on the Harvard list.

Bell Let’s Talk Community Fund 2019

To mark World Mental Health Day on October 10, the Bell Let’s Talk Community Fund announced the 123 recipients of this year’s grants. The $2-million annual fund supports organizations delivering frontline mental health support in communities large and small in every region. Bell presented the annual Faces of Mental Illness multimedia campaign, helping to end stigma by featuring the personal stories of 5 Canadians living with mental illness.

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BCE RESULTS

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q3 2019	Q3 2018	% change

BCE

Operating revenues	5,984	5,877	1.8%

Net earnings	922	867	6.3%

Net earnings attributable to common shareholders	867	814	6.5%

Adjusted net earnings(1)	820	861	(4.8%)

Adjusted EBITDA(2)	2,594	2,457	5.6%

EPS	0.96	0.90	6.7%

Adjusted EPS(1)	0.91	0.96	(5.2%)

Cash flows from operating activities	2,258	2,043	10.5%

Capital expenditures	(1,013)	(1,010)	(0.3%)

Free cash flow(3)	1,189	1,014	17.3%

“BCE delivered another positive financial performance in Q3 in line with our guidance targets, enabled by operating profitability growth across our wireless, wireline and media segments. The 1.8% increase in consolidated BCE revenue, together with the favourable impact of IFRS 16 and ongoing operating cost efficiency, delivered strong 5.6% growth in adjusted EBITDA. Net earnings increased 6.3% while free cash flow grew 17.3% to approximately $1.2 billion,” said Chief Financial Officer Glen LeBlanc. “With 3 quarters of strong financial growth in 2019, continued competitive momentum and a solid financial and pension solvency position, BCE is well positioned to deliver ongoing expansion in our world-leading broadband networks and continued dividend growth in 2020.”

BCE operating revenue increased 1.8% in Q3 to $5,984 million, reflecting year-over-year growth at all Bell operating segments. Service revenue grew 1.3% to $5,185 million on strong wireless, Internet and IPTV subscriber base growth. Product revenue was up 5.1% to $799 million, mainly the result of greater volumes of higher-value smartphones and wireless rate plans in the sales mix.

Net earnings were up 6.3% to $922 million and net earnings attributable to common shareholders totalled $867 million, or $0.96 per share, up 6.5% and 6.7%, respectively. Higher net earnings and net earnings per common share were driven by strong growth in adjusted EBITDA, higher other income, and lower severance, acquisition and other costs. This was partly offset by higher income taxes, increased depreciation and amortization expense, and higher finance costs. The adoption of IFRS 16 did not have a significant impact on net earnings.

Adjusted net earnings were $820 million, or $0.91 per common share, compared to $861 million, or $0.96 per common share, in Q3 of last year. The decrease was attributable to uncertain tax positions that were favourably resolved in Q3 2018 resulting in lower income taxes last year.

Adjusted EBITDA grew 5.6% to $2,594 million, reflecting year-over-year increases of 7.9% at Bell Wireless, 1.4% at Bell Wireline and 24.2% at Bell Media. Adjusted EBITDA was impacted

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positively by IFRS 16 as most operating lease expenses are now recorded as depreciation and interest expense rather than operating costs within adjusted EBITDA.

BCE’s consolidated adjusted EBITDA margin (2) increased 1.5 percentage points to 43.3%, from 41.8% in Q3 last year, due to the high flow-through of service revenue growth, increasing broadband Internet scale, disciplined spending on wireless postpaid subscriber acquisitions and a 0.9% reduction in total operating costs, which included the favourable impact of IFRS 16.

BCE capital expenditures totalled $1,013 million, up slightly from $1,010 million in Q3 2018, representing a capital intensity(5) ratio (capital expenditures as a percentage of total revenue) of 16.9%, compared to 17.2% in Q3 last year. Capital spending focused on further expansion of Bell’s fibre to the premises (FTTP) and fixed wireless to the home (WTTH) footprints, the connection of fibre Internet and TV services to more homes and businesses, and ongoing wireless network investment, including the deployment of small cells to increase network speeds, coverage and signal quality, as well as to expand fibre backhaul in preparation for the launch of 5G service.

BCE cash flows from operating activities were $2,258 million, up 10.5% over last year. The increase was due mainly to adjusted EBITDA growth and lower income taxes paid, partly offset by increased interest paid reflecting the unfavourable impact of IFRS 16. Free cash flow generated in the quarter was $1,189 million, a 17.3% increase from Q3 2018, driven by higher cash flows from operating activities, excluding acquisition and other costs paid.

For Q3, BCE reported 204,067 net new wireless customers (127,172 postpaid and 76,895 prepaid); 58,137 net new retail Internet customers; 31,746 net new IPTV customers; a net loss of 26,904 retail satellite TV customers; and a net loss of 65,656 retail residential NAS lines.(5)

BCE wireless and retail Internet, TV and residential NAS connections totalled 18,881,978 at the end of Q3, up 1.3% over last year. The total includes 9,834,380 wireless customers(4), up 3.7% (including 9,038,341 postpaid customers, an increase of 3.6%, and 796,039 prepaid customers, up 4.9%); 3,519,962 retail Internet subscribers(4), up 4.2%; 2,772,043 retail TV subscribers, up 0.7% (including 1,745,143 IPTV customers, an increase of 6.5%, and 1,026,900 retail satellite TV customers, down 7.8%); and 2,755,593 retail residential NAS lines, down 8.8%.

BCE OPERATING RESULTS BY SEGMENT

“All Bell operating segments delivered subscriber, revenue and adjusted EBITDA growth in Q3 as we grew wireless, retail Internet and IPTV subscribers by 8.4% to 293,950, led by another outstanding performance at Bell Mobility,” said Mirko Bibic, Bell’s Chief Operating Officer. “Wireless subscriber net additions were up 14.8% to 204,067, our best-ever Q3 performance and highest quarterly result in 13 years, reflecting continued reduction in postpaid churn and an 80.9% year-over-year increase in prepaid net additions as our low-cost Lucky Mobile brand continues to re-define the prepaid segment.”

“In wireline, service innovations like 1.5 Gbps Internet and Alt TV helped attract 89,883 net new broadband Internet and IPTV customers, including a record number of gross Internet additions, in a highly competitive residential marketplace. Our continued lead in conventional and specialty TV combined with year-over-year growth at Astral out of home and Crave subscribers delivered increased media revenue, operating profitability and cash flow,” said Mr. Bibic.

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Bell Wireless

Wireless operating revenue increased 3.5% to $2,348 million in Q3. Service revenue was up 2.5% to $1,673 million, driven by continued strong subscriber base growth and a higher year-over-year revenue contribution from prepaid services. Product revenue grew 6.0% to $675 million, due to a higher sales mix of premium smartphones and higher-value rate plans.

Wireless adjusted EBITDA grew 7.9% in Q3 to $1,013 million, yielding a 1.7 percentage-point increase in margin to 43.1%, as total operating costs increased 0.4% to $1,335 million. The improvement in adjusted EBITDA and margin reflected a high service revenue flow-through, promotional spending discipline and the favourable impact of IFRS 16.

●	Total postpaid and prepaid net additions grew 14.8% to 204,067, a Q3 record and our best overall subscriber performance since Q4 2006.

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Postpaid net additions totalled 127,172, down from 135,323 in Q3 2018 as gross additions decreased 2.1%, reflecting fewer year-over-year customer additions from our long-term mobile services contract with Shared Services Canada (SSC). Excluding the SSC contract, postpaid net additions were higher than last year, reflecting Bell’s mobile network quality, strong retail channel sales execution and continued focus on subscriber base management, as evidenced by a 0.02 percentage point improvement in postpaid customer churn(5) to 1.12%.

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Prepaid net additions grew 80.9% to 76,895 from 42,511 in Q3 last year. This was driven by a 61.2% increase in gross additions, reflecting continued strong demand for our low-cost Lucky Mobile prepaid service and exclusive national retail distribution agreement with Dollarama. Prepaid customer churn increased 1.13 percentage points to 3.89% due to increased competitive intensity for lower-cost mobile services and a change in our prepaid deactivation policy at the beginning of 2019 from 120-150 days to 90 days.

●	Bell’s total wireless customer base at the end of Q3 increased 3.7% to 9,834,380, including 9,038,341 postpaid subscribers, up 3.6% over last year, and 796,039 prepaid customers, up 4.9%.

●	Blended average billing per user (ABPU)(5) increased 0.9% to $69.93, despite the impact of unlimited data plans on data overage revenue.

Bell Wireline

Wireline operating revenue was up 0.2% in Q3 to $3,066 million. Service revenue increased 0.2% to $2,941 million while product revenue remained relatively stable at $125 million, compared to $124 million last year. This increase was the result of higher Internet and IPTV revenue and growth in business IP broadband connectivity and service solutions.

Wireline revenue growth was moderated by an increased decline in legacy voice revenue; the impact of acquisition and retention discounts on residential service bundles to match aggressive competitor promotions; a decline in low-margin data equipment sales to large business enterprise customers; and the lapping of the Axia NetMedia acquisition during the quarter.

Rapidly growing broadband Internet subscriber scale, improved business markets operating profitability, and a 0.8% reduction in operating costs that reflected the favourable impact of IFRS 16 as well as ongoing spending controls, fibre-related savings and continued service

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improvement, enabled a 1.4% increase in wireline adjusted EBITDA to $1,355 million. This drove a 50 basis-point improvement in Bell’s industry-leading wireline margin to 44.2%.

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Bell added 58,137 new retail Internet customers, 9.4% more than in Q3 2018. The increase was driven by the ongoing expansion of Bell’s FTTP and WTTH footprints, which also contributed to improved residential customer churn. Retail Internet customers totalled 3,519,962 at the end of Q3, an increase of 4.2% over last year.

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Bell TV added 31,746 net new retail IPTV subscribers, down from 40,091 in Q3 2018. The decrease is due to the high rate of customer penetration in current Fibe markets and slower new service footprint growth, increasing maturity of our Alt TV service, and ongoing over-the-top substitution. At the end of Q3, Bell served 1,745,143 retail IPTV subscribers, up 6.5% over last year.

●	Retail satellite TV net customer losses remained stable at 26,904, compared to 26,861 in Q3 2018. A decrease in year-over year gross activations was offset by fewer customer deactivations.

●	At the end of Q3, Bell served 2,772,043 retail IPTV and satellite TV subscribers, up 0.7% from Q3 2018.

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Wireline data service revenue increased 3.3% to $1,929 million, due to Internet and IPTV subscriber growth, residential rate increases, and increased business IP broadband connectivity revenue and service solutions sales.

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Retail residential NAS net losses improved 10.4% to 65,656, reflecting improved customer retention in Bell’s fibre footprint and lapping of the industry’s shift from 3-product to 2- product Internet and TV service bundles that began in mid-2018, which had an unfavourable impact on new activations over the past year. At the end of Q3, Bell’s retail residential NAS customer base totalled 2,755,593, an 8.8% decline from Q3 last year.

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Wireline voice revenue decreased 7.1% to $881 million, due to NAS line reductions, business customer conversions to IP-based data services, and reduced usage of traditional long distance by residential and business customers.

Bell Media

Media operating revenue increased 2.7% in Q3 to $751 million, driven by higher revenue from Crave subscriber base growth over the past year. Advertising revenue was down year over year due to the non-recurrence of revenues generated in Q3 2018 from the FIFA World Cup Soccer broadcast. Excluding the World Cup, advertising revenue was up over Q3 2018, driven by stronger conventional TV performance, including benefits from federal election coverage, and increases at specialty TV news service CP24 and Astral out of home. Media adjusted EBITDA increased 24.2% to $226 million, due to higher revenue and a 4.4% reduction in operating costs.

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CTV was Canada’s most-watched television network in primetime among total viewers for a 15th consecutive summer season with 8 of the top 20 shows nationally, including The Amazing Race Canada, the #1 program of the summer and top Canadian series of the 2018/2019 broadcast year.

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Bell Media’s English-language entertainment specialty channels achieved unprecedented success in the 2018/2019 broadcast year with a 21% increase in viewership among adults 18-49. In September, Bell Media leveraged #1 entertainment brand CTV by renaming the Comedy, Bravo, Space and Gusto specialty channels CTV Comedy Channel, CTV Drama Channel, CTV Sci-Fi Channel and CTV Life Channel.

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Bell Media again led specialty and pay TV in Q3 with 6 of the top 10 English-language channels (TSN, CTV Comedy, CTV Sci-Fi, CTV Drama, Discovery and CP24) and 4 of the top 10 French-language channels (RDS, Super Écran, Canal D and Z) among adults 25-54.

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TSN remained Canada’s leading specialty sports channel and the top specialty channel overall in Q3, while RDS increased viewership 16%. The US Open Women’s Final on TSN and RDS was the most-watched tennis broadcast ever on the networks, with a combined average audience of more than 3.4 million viewers.

●	Bell Media was again Canada’s top radio broadcaster, reaching an average audience of 16.2 million listeners who spent approximately 70 million hours tuned in each week.

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The digital leader among Canadian media competitors, Bell Media reached 22.2 million unique online visitors monthly and achieved averages of 445 million page views and 827 million minutes spent online each month.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7925 per common share, payable on January 15, 2020 to shareholders of record at the close of business on December 16, 2019.

OUTLOOK FOR 2019

BCE confirmed its financial guidance targets for 2019, as provided on February 7, 2019, as follows:

	February 7 Guidance	October 31 Guidance
Revenue growth	1% – 3%	on track
Adjusted EBITDA growth	5% – 7%	on track
Capital intensity	approx. 16.5%	on track
Adjusted EPS	$3.48 – $3.58	on track
Free cash flow growth	7% – 12%	on track
Annualized common dividend per share	$3.17	$3.17
Dividend payout policy(3)	65% – 75% of free cash flow	on track

Note that excluding the impact of IFRS 16, adjusted EBITDA growth for 2019 is projected to be 2% to 4%, consolidated free cash flow growth 3% to 7%, and adjusted EPS $3.53 to $3.63.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2019 results on Thursday, October 31 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis.

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Please dial toll-free 1-800-377-0758 or 416-340-2216. A replay will be available until midnight November 30, 2019 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 7732370#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q3-2019 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)
	Q3 2019		Q3 2018
	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	867	0.96	814	0.90

Severance, acquisition and other costs	17	0.02	39	0.04

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(64)	(0.07)	5	0.01

Net losses on investments	-	-	-	-

Early debt redemption costs	-	-	2	0.01

Impairment charges	-	-	1	-
Adjusted net earnings	820	0.91	861	0.96

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s

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segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2019 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q3 2019	Q3 2018
Net earnings	922	867
Severance, acquisition and other costs	23	54
Depreciation	861	779
Amortization	230	220
Finance costs
Interest expense	282	255
Interest on post-employment benefit obligations	16	17
Other (income) expense	(61)	41
Income taxes	321	224
Adjusted EBITDA	2,594	2,457
BCE operating revenues	5,984	5,877
Adjusted EBITDA margin	43.3%	41.8%

(3) The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)
	Q3 2019	Q3 2018
Cash flows from operating activities	2,258	2,043
Capital expenditures	(1,013)	(1,010)
Cash dividends paid on preferred shares	(47)	(35)
Cash dividends paid by subsidiaries to NCI	(12)	(3)
Acquisition and other costs paid	3	19
Free cash flow	1,189	1,014

(4) At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: 65,798 subscribers (19,195 postpaid and 46,603 prepaid) due to the completion of the shutdown of the CDMA network on April 30, 2019; 49,095 prepaid subscribers as a result of a change to our deactivation policy mainly from 120 days for Bell and Virgin Mobile and 150 days for Lucky Mobile to 90 days; 43,670 postpaid subscribers relating to Internet of Things (IoT) due to a further refinement of our subscriber definition as a result of technology evolution and 9,366 postpaid fixed wireless Internet customers transferred to Bell Internet.

(5) We use ABPU, churn, capital intensity and subscriber units as key performance indicators to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2019 annualized common share dividend and common share dividend payout policy, BCE’s expected dividend growth in 2020, our network deployment and capital investment plans, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of October 31, 2019 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any

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dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after October 31, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

●	Higher economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.5% in 2019, representing an increase from the earlier estimate of 1.3%
●	Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable
●	Interest rates expected to remain at or near current levels
●	Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration and smartphone adoption
●	Increased adoption of unlimited data plans and installment payment plans
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors
●	Advertising market expected to be impacted by audience declines and variable demand
●	Continued escalation of media content costs to secure TV programming
●	Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

●	Maintain our market share of incumbent wireless postpaid net additions
●	Higher prepaid customer net additions
●	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more Fourth Generation (4G) LTE and LTE-A devices and new data services
●	Higher subscriber acquisition and retention spending, driven by higher handset costs
●

Improving blended ABPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and the impact from Bell Mobility’s SSC contract

●	Increased adoption of unlimited data plans and installment payment plans

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●

Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued Fifth Generation (5G) preparations with network technology trials, as well as the deployment of small cells and equipping all new sites with fibre

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

●	Positive full-year adjusted EBITDA growth
●	Continued growth in retail residential IPTV and Internet subscribers
●	Increasing wireless and Internet-based technological substitution
●	Residential services household average revenue per user growth from increased penetration of multi-product households and price increases
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed WTTH rural buildout
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Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment

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Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, as well as the realization of additional synergies from the next phases of integration of Manitoba Telecom Services Inc.

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

●	Revenue performance expected to reflect further Crave subscriber growth, flow-through of broadcasting distribution undertaking rate increases, and strategic pricing on advertising sales
●	Operating cost growth driven by higher programming costs, excluding IFRS 16, mainly due to continued investment in Crave content
●	Continued scaling of Crave and sports direct-to-consumer products
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	Monetization of content rights and Bell Media properties across all platforms

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●	TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties
●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2019:

●

Total post-employment benefit plans cost to be approximately $310 million to $330 million, based on an estimated accounting discount rate of 3.8%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $60 million to $70 million

●	Depreciation and amortization expense of approximately $4,375 million to $4,475 million
●	Interest expense of approximately $1,125 million to $1,150 million
●	An effective tax rate of approximately 25%
●	NCI of approximately $50 million
●	Total cash pension plan funding of approximately $375 million
●	Cash taxes of approximately $650 million to $700 million
●	Net interest payments of approximately $1,125 million to $1,150 million
●	Average BCE common shares outstanding of approximately 900 million
●	An annual common share dividend of $3.17 per share

The foregoing assumptions, although considered reasonable by BCE on October 31, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2019 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2019 financial guidance, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

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the intensity of competitive activity, including from new and emerging competitors, coupled with new product launches, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies

●	the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services
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the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

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competition with global competitors, in addition to traditional Canadian TV competitors, for programming content, which could drive significant increases in content acquisition costs and challenge our ability to secure key content

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●	the proliferation of content piracy impacting subscriber growth and our ability to monetize products and services, as well as creating bandwidth pressure
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adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts

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regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements

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the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

●	the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction
●	the failure to continue investment in next-generation capabilities in a disciplined and strategic manner
●	the inability to drive a positive customer experience in all aspects of our engagement with customers
●	the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings
●	the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks
●	the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework
●	the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion
●	the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions
●	events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities
●	in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject
●

our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

●	changes to our base of suppliers or outsourcers that we may decide or be required to implement
●	the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers
●	security and data leakage exposure if security control protocols affecting our suppliers are bypassed
●	the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards
●	the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment

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●	labour disruptions
●	the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth
●	uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained
●	the inability to manage various credit, liquidity and market risks
●	pension obligation volatility and increased contributions to post-employment benefit plans
●	new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits
●	the failure to reduce costs as well as unexpected increases in costs
●	the failure to evolve practices to effectively monitor and control fraudulent activities
●	unfavourable resolution of legal proceedings and, in particular, class actions
●	new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations
●	health concerns about radiofrequency emissions from wireless communications devices and equipment
●	the inability to maintain customer service and our networks operational in the event of epidemics, pandemics or other health risks
●	the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2018 Annual MD&A dated March 7, 2019 (included in BCE’s 2018 Annual Report) and BCE’s 2019 First, Second and Third Quarter MD&As dated May 1, 2019, July 31, 2019 and October 30, 2019, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

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Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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